Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

PETAQUILLA RESPONSE TO ANNOUNCEMENT BY INMET MINING CORPORATION

Vancouver, BC – October 25, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) notes the announcement by Inmet Mining Corporation (“Inmet”) last night of its intention to increase the consideration under its offer to acquire all of the outstanding common shares of the Company (the “Revised Offer”).

The Company’s board of directors, with the assistance of its financial and legal advisors, is evaluating Inmet’s announcement. As the Revised Offer remains open until 11:59 p.m. (Vancouver time) on November 5, 2012, no immediate action is required. Petaquilla recommends that shareholders not take any action with respect to Inmet's unsolicited offer (including the tendering of shares) until the board has had an opportunity to fully evaluate the increased consideration under the Revised Offer and the Company’s strategic alternatives and communicate its views to shareholders.

Petaquilla’s financial advisor, UBS Securities Canada Inc., has contacted many potential transaction partners as part of the Company’s process of evaluating its strategic alternatives. As part of this global process, Petaquilla has entered into confidentiality agreements with a number of parties who are currently engaged in due diligence and discussions with the Company. These discussions are ongoing, and may lead to a transaction that is superior to Petaquilla and its shareholders from that proposed by Inmet.

While it is impossible to predict whether any successful value enhancing proposals will emerge from these efforts and discussions, due to the quality and strategic value of Petaquilla’s assets, the board of directors continues to believe that Petaquilla and its assets are potentially very attractive to other parties in addition to Inmet.

Shareholders should contact CST Phoenix Advisors, the information agent retained by Petaquilla, with any questions or requests for assistance by telephone at 1-800-332-6309 (North American Toll Free Number) or 1-201-806-2222 or by email at inquiries@phoenixadvisorscst.com. Further, Petaquilla shareholders are encouraged to regularly visit the Company’s website for current information at www.petaquilla.com.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements - Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects”, “plans”, “estimates” or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “are projected to” be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, alternative transactions or the terms and conditions of any alternative transactions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained in this press release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: assumptions relating to certain project developments; permitting, development, operations, expansion and acquisitions at the Molejón gold mine and the Botija Abajo, Palmilla, Oro del Norte and Lomero-Poyatos deposits being consistent with the Company’s current expectations; political developments in any jurisdiction in which the Company operates being consistent with its current expectations; certain price assumptions for gold and silver; prices for key supplies being approximately consistent with current levels; production and cost of sales forecasts meeting expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates; completion of the proposed notes offering and spin-out of the Company’s infrastructure business and the terms of such transactions; labour and materials costs increasing on a basis consistent with the Company’s current expectations; and the Inmet Offer not being successful. A variety of inherent risks, uncertainties and factors, many of which are beyond the Company’s control, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include actions of Inmet; actions of the shareholders in respect of the Revised Offer; the possible effect of the Revised Offer on Petaquilla’s business; fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company’s ability to obtain and maintain all necessary regulatory approvals and licenses; the Company’s ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company’s ability to develop its deposits; the Company’s ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company’s ability to obtain financing when required on terms that are acceptable to the Company; the Company’s ability to complete the proposed notes offering and spin-out of its infrastructure business; challenges to the Company’s interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide. Certain of these items and their possible impact are discussed more fully in the section titled “Risk Factors” in Petaquilla’s Annual Report on Form 20-F dated September 13, 2012, filed with the securities regulatory authorities and on SEDAR at www.sedar.com. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

CST Phoenix Advisors
North American Toll Free: 1-800-332-6309
Banks, brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorscst.com

or

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.